As Filed With the Securities and Exchange Commission on November 9, 1999
                                                      Registration No. 333-88011
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 Amendment No. 2
                                       to

                                    Form S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             Wild Oats Markets, Inc.
             (Exact name of registrant as specified in its charter)

              Delaware                                  84-1100630
   (State or other jurisdiction of            (I.R.S. Employer Identification
   incorporation or organization)                         Number)

                               3375 Mitchell Lane
                             Boulder, Colorado 80301
                                 (303) 440-5220
               (Address, including zip code, and telephone number,
                       including area code, of registrants
                          principal executive offices)
                               -------------------
                              Michael C. Gilliland
                             Chief Executive Officer
                             WILD OATS MARKETS, INC.

                               3375 Mitchell Lane
                             Boulder, Colorado 80301
                                 (303) 440-5220
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               -------------------
                                   Copies to:


                            Francis R. Wheeler, Esq.
                             Mashenka Lundberg, Esq.
                            HOLME ROBERTS & OWEN LLP
                         1700 Lincoln Street, Suite 4100
                             Denver, Colorado 80203
                                 (303) 861-7000


Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

WILD OATS COMMUNITY MARKET

[GRAPHIC OMITTED]


                                2,000,193 Shares
Prospectus                   Wild Oats Markets, Inc.
                                  Common Stock


     All of the 2,000,193 shares of our common stock are being sold by selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.


     The sale of the shares may occur from time to time:

     o    in transactions on the Nasdaq National Market,

     o    in privately negotiated transactions, or

     o    in combination of various methods of sale.

     The sales of the shares may occur from time to time:

     o    at fixed prices that may be changed,

     o    at market prices prevailing at the time of sale,

     o    at prices related to such prevailing prices, or

     o    at negotiated prices.

     The selling stockholders may sell the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     We have agreed, among other things, to bear certain expenses (other than fees and expenses of counsel and underwriting discounts and commission and brokerage commissions and fees) in connection with the registration and sale of the shares being offered by the selling stockholders. We have agreed to indemnify the selling stockholders and certain other persons against certain liabilities, including liabilities under the federal securities laws.

     Our common stock is quoted on the Nasdaq National Market under the symbol "OATS." The last reported sales price of our common stock on the Nasdaq National Market on October 15,1999 was $39.875 per share.

     Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this Prospectus is November 9, 1999

                                TABLE OF CONTENTS


                                                                     Page


PROSPECTUS SUMMARY......................................................1

RISK FACTORS............................................................4


USE OF PROCEEDS.........................................................9

SELLING STOCKHOLDERS....................................................9

PLAN OF DISTRIBUTION...................................................11

LEGAL MATTERS..........................................................12

EXPERTS................................................................12

WHERE YOU CAN FIND MORE INFORMATION....................................12

INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC..............12

                               PROSPECTUS SUMMARY

     This summary highlights information appearing elsewhere in this prospectus or incorporated by reference. This summary may not contain all the information that you should consider before purchasing our common stock. You should carefully read this entire prospectus and the other documents to which this prospectus refers. This prospectus contains forward-looking statements that involve risks and uncertainties.

     Please note that, unless otherwise stated:


     o all information in this prospectus reflects a 3-for-2 stock split of our common stock paid on January 7, 1998 to holders of record on December 22, 1997

     o all references in this prospectus to a particular fiscal year refer to our 52- or 53-week fiscal year, which ends on the Saturday nearest to December 31 of each year

     o the financial information presented in this prospectus has been derived from our historical financial information, restated to reflect the merger with Henry's Marketplace, Inc. which was completed on September 27, 1999. This merger has been accounted for as a pooling of interests. Accordingly, the accounts and operations of Henry's have been included in our summary supplemental combined financial and operating data for all periods discussed herein. As such, this supplemental combined financial and operating information does not represent the historical financial position or operations of Wild Oats


     o all information in this prospectus does not reflect a 3-for-2 stock split of our common stock payable on December 1, 1999 to holders of record on November 17, 1999


The Company

     Wild Oats is the second largest natural foods supermarket chain in North America. We currently operate 92 stores in 21 states and Canada. We are dedicated to providing a broad selection of high quality natural and gourmet foods and related products at competitive prices in an inviting and educational store environment emphasizing customer service. Our stores range in size from 2,500 to 42,000 gross square feet and feature natural alternatives for virtually every product category found in conventional supermarkets. Wild Oats provides its customers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

     Wild Oats emphasizes unique products not typically found in conventional supermarkets and tailors its product mix to meet the preferences of each store's local market. In addition, we have implemented "A Wild Oats Down to Earth Value" private label line that offers high quality, all-natural items in many product categories at prices competitive with those of similar brand-name items. Our strict quality standards require our products to be minimally processed, free of preservatives, artificial colors and chemical additives and not tested on animals.

     Each of our stores strives to create a fun, friendly and educational store environment that makes grocery shopping enjoyable, encouraging shoppers to spend more time in our stores and to purchase new products. We train our store staff to educate customers as to the benefits and quality of our products, and we prominently feature instructional brochures, newsletters and an in-store information department. In addition, many of our stores offer cafe seating areas, espresso and fresh juice bars and in-store nutritional consultations and massage therapists, all of which emphasize the comfortable and relaxed nature of the Wild Oats shopping experience. We also seek to engender customer loyalty by demonstrating our high degree of commitment to the local community through ongoing programs which provide significant monetary and in-kind contributions to local not-for-profit organizations.

     From 1994 to 1998, retail sales of natural products grew from $7.6 billion to $19.0 billion, for a compound annual growth rate of 25.7%, and total sales of natural products (including over the internet, by practitioners, by multi-level marketers and through mail order) reached $25.4 billion in 1998. Sales growth in the traditional supermarket industry remained relatively flat over the same period. We believe that this growth reflects a broadening of the natural products consumer base that is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety, greater environmental awareness and increasing consumer demand for fresh, premium quality foods.

Further, according to industry data, the natural products industry comprises less than 2.5% of the total supermarket industry, demonstrating significant potential for continued expansion of our customer base.

     Since acquiring our first natural foods store in 1987, we have pursued an aggressive growth strategy. We have grown our annual gross sales in large part through acquiring independent and small chain natural foods stores and through opening new stores. We currently operate 92 stores in 21 states and British Columbia, Canada. The table below sets forth certain of our annual growth statistics. The information about our total number of stores is net of closures and relocations.

                      Total Number of    Total Number of   Number of Stores  Number of Stores
                      Stores at End of  States at End of   Acquired During    Opened During    Annual Gross Sales
     Fiscal Year        Fiscal Year        Fiscal Year       Fiscal Year       Fiscal Year        (in millions)
     -----------        -----------        -----------       -----------       -----------        -------------
        1996                 49                 8                 13                 9            $253.6
        1997                 62                12                  9                 5             383.9
        1998                 73                18                  7                 8             479.9
    1999 (through
  October 15, 1999)          92                21                 24                 6          Not available

     Our sales grew at a compound annual growth rate of 39.4% from 1996 to 1998. Our year-to-date sales for the first six months of 1999 were $305.3 million, compared to $230.3 million in the same period in 1998, an increase of 32.6%, largely due to the opening of two new stores and the acquisition of 13 stores in the first six months of 1999. Through October 15th, we have opened six new stores and acquired 24 stores in 1999, including:

     o Nature's Fresh Northwest, located in metropolitan Portland, Oregon, which owned seven operating natural foods stores and one site in development. The purchase price was approximately $40.0 million in cash and assumption by us of a $17.0 million promissory note payable to the seller. Nature's had sales of approximately $58.3 million in its 1998 fiscal year. The transaction closed on May 29, 1999 and was accounted for as a purchase.

     o Henry's Marketplace, located in metropolitan San Diego, California, which owned 11 operating natural foods supermarkets and one site in development. The merger consideration was approximately $46.0 million of Wild Oats' common stock. Henry's had sales of approximately $81.0 million in its 1998 fiscal year. The transaction closed on September 27, 1999 and was accounted for as a pooling of interests.

     As a result of our aggressive growth, we have increased our penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. Since the beginning of 1997, we have successfully entered a number of new states, including Arizona, Arkansas, Connecticut, Illinois, Indiana, New Jersey, New York, Ohio, Oklahoma, Oregon, Tennessee and Texas. We believe our growth has resulted in operating efficiencies created by:

     o    warehousing, distribution and administrative economies of scale

     o    improved volume purchasing discounts

     o    coordinated merchandising and marketing strategies

     Wild Oats plans to open one additional store in the remainder of 1999 and to open, acquire or relocate as many as 20 stores in 2000. We intend to continue our national expansion strategy by increasing penetration in existing markets and expanding into new regions that we believe are currently underserved by natural foods retailers. We believe our flexible store format strategy, which includes large supermarket format stores and medium-sized urban format stores, and our store clustering strategy enable us to increase market penetration, reach a broader customer base and operate successfully in a diverse set of markets. In addition, we periodically evaluate new store formats that may appeal to different types of consumers in various parts of the country.

     Our executive offices are located at 3375 Mitchell Lane, Boulder, Colorado 80301, and our telephone number is (303) 440-5220.

Recent Developments

         We have signed agreements to acquire:

     o the operations of Sun Harvest Farms, Inc. which operates nine natural foods markets in San Antonio, Austin, Corpus Christi, El Paso, and McAllen, Texas in a stock-for-stock exchange valued at approximately $21.5 million. The transaction is expected to close on December 15, 1999, is subject to certain conditions to closing, and is intended to qualify as a pooling of interests for financial accounting purposes.

     o the assets of four natural foods supermarkets operating under the name "Wild Harvest" in the greater Boston, Massachusetts market in exchange for $12.5 million in cash. The transaction is expected to close in the fourth quarter of 1999, is subject to certain conditions to closing, and will be accounted for using the purchase method.

                                  Risk Factors

     We operate in a highly competitive industry. The following are among the risks which could adversely affect our future financial performance:

     o    our ability to manage growth

     o    our strategy of clustering stores

     o fluctuations in our financial results that could cause our stock price to fluctuate

     o    comparable store sales trend fluctuations

     o    increased competition in the sale of natural foods products

     o    loss of key personnel

     o    disruptions of product supply

     These and other risks associated with our business and the purchase of our common stock are discussed under the heading "Risk Factors" beginning on page 4.

                                  RISK FACTORS

     This offering involves a high degree of risk. In addition to other information contained in this prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing any of the common stock offered hereby.

Our ability to manage growth is critical to executing our growth strategy successfully

     We have grown considerably in size and geographic scope since 1992. To date in 1999, we have acquired 24 stores, opened six new stores and signed agreements to acquire 13 new stores. We plan to continue growing rapidly primarily through the opening of new stores. Therefore, our success depends, in part, on our ability to open and operate new stores profitably. Our ability to continue to successfully implement our growth strategy in this manner depends on many factors, including our ability to:

     o hire and train new personnel, including administrative and accounting personnel, departmental, regional and store managers, store employees and other personnel in our corporate organization

     o    expand into areas of the country where we have no operating experience

     o identify areas of the country that meet our criteria for new store sites

     o    locate suitable store sites and negotiate acceptable lease terms

     o obtain governmental and other third party consents, permits and licenses needed to operate new stores

     o    integrate new stores into our existing operations

     o expand our existing systems or acquire and implement new systems, including information systems, hardware and software, and distribution infrastructure, to include new, relocated and acquired stores

     o    obtain adequate funding for operations

     In addition, we will continue to consider acquisitions of natural foods retailers where attractive opportunities exist. Acquisitions of operating stores involve risks, which could have a negative effect on our business, financial results and profitability, such as:

     o    short-term declines in our reported operating results

     o    diversion of management's attention

     o    unanticipated problems or legal liabilities

     o inclusion of incompatible operations, particularly management information systems

     o    inexperience in operating different store formats

     Although we believe that we have the management, operational and information systems, distribution infrastructure and other resources required to implement our growth strategy, we may not be able to execute our new store expansion plans within the expected time frame. Our continued growth may place a significant strain on our management, our ability to distribute products to our stores, working capital, and financial and management control systems. In order for us to manage our expanding store base successfully, our management will be required to anticipate the changing demands of our growing operations and to adapt systems and procedures accordingly. If we are not able to do so, our business, sales and overall profitability will be materially and negatively affected.

     Our strategy of clustering stores may result in declines in operating results.

     As part of our growth strategy, we strive to locate stores in clusters in select regional markets to increase overall sales, reduce operating costs and increase customer awareness. In the past, when we have opened a store in a market where we have an existing store, our sales and operating results have declined at some existing stores in such markets. We intend to continue to cluster stores and expect the sales and trends in operating results for other stores in such clustered markets to continue to experience temporary declines as a result.

Our financial results may fluctuate significantly which could cause the price of our shares to fluctuate

     Our profitability may fluctuate significantly from period to period as the result of a variety of factors, including:

     o the number, timing, mix and cost of store openings, acquisitions, relocations or closings

     o    the ratio of stores opened to stores acquired

     o the opening of stores by us or by our competitors in markets where we have existing stores

     o percentage changes in comparable store sales results, i.e, same store sales from year to year

     We incur significant pre-opening expenses and new stores typically experience an initial period of operating losses. As a result, the opening of a significant number of new stores in a single period will negatively affect our profitability.

Our past comparable store sales may not be indicative of future comparable store sales

     A variety of factors affect our comparable store sales results, including, among others:

     o the opening of stores by us or by our competitors in markets where we have existing stores

     o    the relative proportion of new stores to mature stores

     o    the timing of promotional events

     o    our ability to follow our operating plans effectively

     o    changes in consumer preferences for natural foods products

     o    general economic conditions

     Past increases in comparable store sales may not reflect future performance. Comparable store sales for any particular period may decrease in the future. Due to the factors listed above, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance. Fluctuations in our comparable store sales could cause the price of our common stock to fluctuate substantially.

Increased competition in the sale of natural foods products could reduce our profitability

     Our competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. We believe that our primary competitor is Whole Foods Market, Inc., a national natural foods supermarket chain based in Texas, which, as of September 1999, had 100 stores and had annual revenues of approximately $1.4 billion in its 1998 fiscal year. A number of other natural foods supermarkets offer a range of natural foods products similar to those we offer. While some competitors do not offer as full a range of products as we do, they do compete with us in some product categories.

     Many of our competitors have been in business longer and have greater financial or marketing resources than we do. Our competitors also may be able to devote more funds and employees to securing suitable locations for new stores and to the sourcing, promotion and sale of their products. In addition, should any of our competitors reduce prices, we may be required to reduce prices to remain competitive, which could result in lower sales and profitability. As we open stores in new geographic markets, our success will depend in part on our ability to gain market share from established competitors. Traditional and specialty grocery stores are expanding the amount of natural foods they carry and market, and therefore they now compete directly with us for products, customers and locations. We expect competition from both new and existing competitors to increase in our markets and we may not be able to compete effectively in the future, which could adversely affect our profitability.

Loss of key personnel could disrupt our operations

     We believe that our continued success will depend to a significant extent upon the leadership and performance of:

         o     Michael C. Gilliland, our co-founder and Chief Executive Officer

         o     James Lee, our President and Chief Operating Officer

         o     Mary Beth Lewis, our Chief Financial Officer

     The loss of the services of these individuals or other of our key personnel could have a substantial negative effect upon our operations. Also, in the current economy in the United States, it is more difficult to find, hire and retain qualified managerial employees. Any inability to recruit qualified employees could disrupt our operations.

Disruptions of product supply could reduce store sales and profitability and disrupt our operations

     Our business is dependent on our ability to buy products on a timely basis and at competitive prices from a small number of distributors and from a large number of relatively small vendors. Based on our previous purchasing patterns, we anticipate that we will continue to purchase approximately one-third of the products sold in our stores through one wholesale distributor, United Natural Foods Inc. We have three years remaining on a four-year supply agreement with this major distributor and we do not have contracts with any other major supplier. This distributor has recently announced problems in the consolidation of its eastern U.S. warehouse operations which resulted in minor disruptions in the supply of products to certain of our eastern stores. We cannot assure that future disruptions in the operations of this distributor will not have a material effect on our operations or profitability. We may not be able to negotiate future supply agreements with this or other distributors on terms favorable to us. In addition, any other vendor or distributor could stop selling to us at any time. Any disruption in our product supplies could reduce store sales and our profitability. In addition, even where we have access to alternative sources of supply, the failure of a vendor or distributor to meet our demands may temporarily disrupt store-level merchandise selection, resulting in reduced sales.

Government regulation could increase our costs

     We are subject to many laws, regulations and ordinances at the local, state and national level and problems or failures to comply with these laws could negatively affect our store sales and operations, or could delay the opening of a new store.

Such laws regulate our operations, including:

     o    health and sanitation standards

     o    food labeling and handling requirements

     o    employment and wage levels

     o    food and alcoholic beverage sales regulations

     From time to time, various local, state and national government agencies propose laws on issues affecting our operations that could reduce our profitability by increasing our costs or affecting sales of certain products. Examples of such issues are:

     o    the minimum wage payable to employees

     o    the minimum age restriction for certain jobs

     o    tax increases on the retail sale of certain products

     Food safety concerns may also generate new laws that could increase the cost to prepare foods sold in our stores or make the sale of some items unprofitable. Product recalls or additional government regulation may also erode customer confidence in the safety of our products, resulting in reduced sales. Over 15% of our total sales come from the sale of vitamins, supplements and herbal products. There have been many proposals for new laws on a national level to restrict sales of certain supplement products or to regulate information available to consumers regarding these products. If new laws are passed that limit our ability to offer information on the products we sell or limit the availability of the products to the general public, our sales could decrease.

Fluctuations in our stock price may be volatile

     The market price of our common stock can change rapidly in response to our operating results and other factors, including announcements by our competitors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. In addition to fluctuations in the price of our common stock caused by stock market fluctuations, the market price of our common stock may fluctuate due to:

     o a shortfall in sales, comparable store sales growth or earnings compared to public market analysts' expectations

     o    changes in analysts' recommendations or projections

     o    general economic and market conditions

The Year 2000 problem could affect sales and profitability

     We continually evaluate our computer systems used in operating our stores and have replaced or upgraded, the components of our systems which we believe might have failed as of January 1, 2000 because of computers' inabilities to read "01/01/00" as "January 1, 2000" and not "January 1, 1900". We believe that our own material systems will not fail on January 1, 2000, but cannot guarantee that disruptions caused by third-party problems will not occur and that system failures will not affect our sales levels or profitability. If our product vendors or banks have operations problems because of Year 2000 problems, our ability to stock products in our stores or process credit card or food stamp sales for our customers could be disrupted, which could result in lower store sales or lower profitability.

     Year 2000 problems in other areas such as failures by power, telephone, mail, data transfer or other utility or general service providers or government or private entities could also affect our operations and profitability. For example, we could experience the following:

     o if the power supply is disrupted, some or all of our stores may have to close temporarily, certain perishable inventory could be destroyed and store security systems may not operate

     o we could lose communication links, including credit card processing, with some or all of our stores

     o we could experience significant disruptions caused by the inability of our distributors to deliver products to us in a timely manner

We are currently preparing contingency plans in the event these third-party systems are not Year 2000 compliant and anticipate having such plans completed early in the fourth quarter of 1999.

We do not intend to pay cash dividends for the foreseeable future

     We have never paid cash dividends on shares of our common stock. We do not intend to pay cash dividends in the foreseeable future. Our revolving credit facilities contain various financial covenants which restrict, among other things, our ability to pay cash dividends.

Our governing documents, provisions of Delaware law and our stockholder rights plan could have anti-takeover effects

     Our Certificate of Incorporation and Bylaws, certain provisions of Delaware law and a stockholder rights plan that we adopted could have the following effects:

     o    delaying, deferring or preventing a change in control of our company

     o discouraging bids for our common stock at a premium over the market price of our common stock

     o adversely affecting the market price of our common stock and the voting and other rights of the holders of our common stock

     Such provisions in our governing documents include, but are not limited to, a classified Board of Directors and the authority of the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. We have no present plans to issue shares of preferred stock. In addition, certain provisions of Delaware law applicable to us could have similar effects.

     Our stockholder rights plan gives our stockholders the right to purchase a fractional share of preferred stock at a purchase price of $145 for each share of our common stock held. In addition, until the rights become exercisable and in certain limited circumstances thereafter, we will issue one right for each share of our common stock issued hereafter. The rights become exercisable only if a person or group acquires beneficial ownership of 15% or more of our outstanding common stock and would entitle all holders of rights, other than that person or group to purchase shares of our common stock at a substantial discount to the then-current market price. In addition, if Wild Oats were acquired in a merger or other business combination or transaction, the holders of such rights would be entitled to purchase shares of the acquiror's common stock at a substantial discount.

Our officers, directors and principal stockholders will exercise significant control


     After this offering is completed, our directors, executive officers and principal stockholders, and certain of their affiliates, will control approximately 23.7% of the outstanding shares of our common stock. Because of this level of stock ownership, these persons, individually and as a group, will be able to effectively control us and direct our affairs and business, including decisions about the acquisition or disposition of our assets, future issuances of common stock or other securities by us, declaration of dividends in our common stock and the election of directors. The large percentage of stock held by such individuals could also delay or prevent a change in control.


     Pursuant to an agreement between us and certain investors, certain parties controlling an aggregate of approximately 2.3 million shares of our common stock have agreed that, under certain circumstances, they will vote their shares in favor of electing the nominee of an investor to our board of directors and to the audit and compensation committees of our board.

Actual results may differ from results discussed in forward-looking statements.


     Certain statements in this prospectus, including statements contained in the summary, under the captions "Risk Factors," and elsewhere in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements as to our plans to acquire, relocate or open additional stores, the anticipated performance of new or acquired stores and other statements containing the words "believes," "anticipates," "estimates," "expects," "may," "intends" and words of similar import or statements of our management's opinion. These forward-looking statements and assumptions involve known and unknown risks, uncertainties and other factors that may cause our actual results, market performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, but are not limited to:


     o changes in economic or business conditions in general or affecting the natural foods industry in particular

     o    changes in product supply

     o    changes in the competitive environment in which we operate

     o the availability of sites for new stores and potential acquisition candidates

     o    difficulties in integration of new acquisitions

     o    changes in our management information needs

     o    changes in customer needs and expectations

     o    governmental and regulatory actions

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the common stock as of October 1, 1999 by each selling stockholder.

                                                                            Number of
                                               Beneficial Ownership        Shares to be          Beneficial Ownership
                                                     Prior to               Registered                 After
                                                   the Offering (1)      in the Offering         the Offering (1)
                                               ---------------------     ---------------         ---------------------
Name                                           Number        Percent                              Number       Percent
----                                           ------        -------                              ------       -------

Stanley A. Boney(2).......................     381,215         2.6            381,215               0            *
Scott B. Boney(3).........................     368,217         2.5            368,217               0            *
Harold G. Ayer(4).........................     232,456         1.6            232,456               0            *
Craig S. Engstrand(5).....................     105,975          *             105,975               0            *
Robert C. Ailworth(6).....................      75,694          *              75,694               0            *
Shon A. Boney(7)..........................      41,576          *              41,576               0            *
Kevin Easler(8)...........................      41,576          *              41,576               0            *
Alex C. Mincks(9).........................      33,505          *              33,505               0            *
Robert M. Malkus..........................      29,263          *              29,263               0            *
Scott T. Wing(10).........................      22,809          *              22,809               0            *
Alan L. Ryan(11)..........................      12,487          *              12,487               0            *
Willard E. Bransky........................       9,754          *               9,754               0            *
Henry A. Boney(12)........................       9,684          *               9,684               0            *
Bruce W. Parrish (13).....................       7,802          *               7,802               0            *
Kelvin Nettleton (14).....................       7,802          *               7,802               0            *
Barry M. Miller...........................       6,271          *               6,271               0            *
Renee M. Farrar...........................       5,133          *               5,133               0            *
Neil Malkus...............................       3,902          *               3,902               0            *
Jason Ryan................................       3,120          *               3,120               0            *
Roberta Ryan Zimmer.......................       1,952          *               1,952               0            *
Chase Capital Partners (15)...............   1,567,885        10.7            600,000            967,885       6.6


----------------------
* less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of October 1, 1999 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Assumes all offered shares are sold.

(2) Consists of 381,215 shares held by Stanley A. Boney and his wife, Betty L. Boney, as community property.

(3) Consists of 368,217 shares held by the Boney Family Trust with Scott B. Boney and his wife, Betsy A. Boney, as Trustees.

(4) Consists of 232,456 shares held by the Boney Family Irrevocable Trust with Harold G. Ayer, as Trustee.

(5) Consists of 105,975 shares held by the Craig S. and Carolee A. Engstrand Family Trust with Craig S. Engstrand and his wife Carolee A. Engstrand, as Trustees.

(6) Consists of 75,694 shares held by Robert C. Ailworth and his wife, Judie Ailworth, as community property.

(7) Consists of 41,576 shares held by Shon A. Boney and his wife, Heather A. Boney, as community property.

(8) Consists of 41,576 shares held by Kevin Easler and his wife, Linda Easler, as community property.

(9) Consists of 33,505 shares held by Alex C. Mincks and his wife, Joan C. Mincks, as community property.

(10) Consists of 22,809 shares held by the Wing Family Trust with Scott T. Wing and his wife, Susan J. Wing, as Trustees.

(11) Consists of 12,487 shares held by the Ryan Family Trust with Alan L. Ryan and his wife, Linda L. Ryan, as Trustees.

(12) Consists of 9,684 shares held by the Boney Family Trust with Henry A. Boney and his wife, Jessie, as Trustees.

(13) Consists of 7,802 shares held by the Parrish Irrevocable Trust, with Bruce
     W. Parrish and his wife, Bonnie J. Parrish as Trustees.

(14) Consists of 7,802 shares held by Kelvin L. Nettleton and his wife, Karen Nettleton, as community property.


(15) Consists of 1,567,885 shares held of record by Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"). The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), of which Mr. Ferguson, a director of Wild Oats, is one of several general partners. Mr. Ferguson disclaims beneficial ownership of the shares owned by CVCA except to the extent of his pecuniary interest therein arising from his general partnership interest therein. Certain stockholders have entered into a stockholders agreement under which they have agreed, under certain circumstances, to vote for the nominee of Chase to the Board. Chase disclaims beneficial ownership of the shares voted in favor of its nominee, David Ferguson. CVCA's business address is 380 Madison Avenue, 12th Floor, New York, NY 10017.

     All selling stockholders, except Chase, were the stockholders of Henry's Marketplace, Inc., a corporation acquired by us on September 27, 1999 in a stock-for-stock transaction. No selling stockholder claims any beneficial interest or ownership for any shares other than those issued, or previously owned by, to that selling stockholder. Each selling stockholder was granted certain registration rights pursuant to the Stock Purchase Agreement executed as part of the transaction. The shares held by the selling stockholders are being registered pursuant to that agreement.

     Chase and certain other persons are parties to a Registration Rights Agreement under which each was granted the right to require us to register shares of restricted stock held by such parties and the shares owned by Chase are being registered pursuant to that agreement. Chase and certain other persons are parties to a Stockholders' Agreement, as amended and restated effective October 22, 1996. This agreement provides, among other things, that such holders are to vote for Chase's nominee to the Board of Directors. David Ferguson, a general partner of Chase Capital Partners, the general partner of Chase, has been one of our directors since November 1994 and serves as such nominee.

                              PLAN OF DISTRIBUTION

     The selling stockholders or their pledgees, donees, transferees or other successors in interest may offer the shares from time to time. They may sell the shares on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. They may sell the shares using one or more of the following methods or other methods, or in any combination of such methods:

     o    to broker-dealers acting as principals

     o    through broker-dealers acting as agents

     o    in underwritten offerings,

     o    in block trades

     o    in agency placements

     o    in exchange distributions

     o    in brokerage transactions

     The selling stockholders or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both. The amounts of compensation may be negotiated at the time and may be in excess of customary commissions. Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act. The selling stockholders may grant a security interest in shares owned by them. If the secured parties foreclose on the shares, they may be selling stockholders. In addition, the selling stockholders may sell short the common stock. This prospectus may be delivered in connection with short sales and the shares offered may be used to cover short sales.

     Any or all of the sales or other transactions involving the shares described above, whether completed by the selling stockholders, any broker-dealer or others, may be made using this prospectus. In addition, any shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by using this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will not receive any proceeds from the sale of the shares by the selling stockholders. The shares may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the selling stockholders or by agreement between the selling stockholders and their underwriters, dealers, brokers or agents.

     If required under the Securities Act, the number of the shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from selling stockholders or purchasers of the shares or both. In addition, sellers of shares may be underwriters as that term is defined in the Securities Act and any profits on the sale of shares by them may be discount commissions under the Securities Act. The selling stockholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business.

     The selling stockholders also may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling stockholders may also pledge the shares to a broker-dealer and the broker-dealer may sell those shares upon a default.

     We will pay all costs associated with this offering, other than fees and expense of counsel for the selling stockholders and any underwriting discounts and commissions, brokerage commissions and fees and transfer taxes.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby has been passed upon by Holme Roberts & Owen LLP, Denver, Colorado as counsel for Wild Oats.

                                     EXPERTS

     Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended January 2, 1999, our supplemental combined financial statements (which report contains an explanatory paragraph relating to the pooling of interests with Henry's Marketplace, Inc. as described in note 2 to the supplemental combined financial statements) filed on Form 8-K on September 29, 1999 and the financial statements of Nature's Fresh Northwest, Inc. as of and for the year ended February 6, 1999 filed on Form 8-K on June 14, 1999, as amended on August 12, 1999 and August 16, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The report of KPMG LLP, independent certified public accountants, on the financial statements of Henry's Marketplace, Inc. as of and for the fifty-two weeks ended December 27, 1998, has been incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3, which encompasses all amendments, exhibits, annexes and schedules thereto under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith we file periodic reports, proxy and information statements and other information filed with the Commission. The registration statement filed by us with the Commission, as well as such reports, proxy and information statements and other information filed by us with the Commission, are available at the web site that the Commission maintains at http:www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Central Regional Office, 1801 California Street, Suite 4800, Denver, CO 80202-2648. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our common stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning Wild Oats are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

            INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC

     Incorporated by reference in this prospectus are our following filings:

     o    Annual Report on Form 10-K for the fiscal year ended January 2, 1999

     o Quarterly Reports on Form 10-Q for the quarters ended April 3, 1999 and July 3, 1999

     o    Definitive Proxy Statement dated April 1, 1999

     o Current Reports on Form 8-K filed on: June 14, 1999, as amended on August 12, 1999 and August 16, 1999; on August 2, 1999; on September 29, 1999; and on October 29, 1999

     o the description of our common stock contained in our registration statement on Form 8-A dated October 17, 1996

     o the description of rights to purchase Series A Junior Participating Preferred Stock contained in our registration statement on Form 8-A dated May 21, 1998

        All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person, including any beneficial owner of common stock, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for such copies should be directed to Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, Colorado 80301 (telephone: (303) 440-5220).

WILD OATS COMMUNITY MARKET
[GRAPHIC OMITTED]




                                1,700,000 SHARES


PROSPECTUS                   WILD OATS MARKETS, INC.
                                  COMMON STOCK





         Wild Oats Markets, Inc., may offer from time to time 1,700,000 shares of our common stock at prices and on terms to be determined at the time of offering. The shares may be offered separately or together, in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus, which must accompany this prospectus.


         We may offer the shares in amounts, at prices and on terms determined at the time of offering. We may sell the shares directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.


         Our common stock is quoted on the Nasdaq National Market under the symbol "OATS."


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.











                 The date of this Prospectus is November 9, 1999

                                TABLE OF CONTENTS

                                                                            PAGE





THE COMPANY....................................................................1

USE OF PROCEEDS................................................................2

PLAN OF DISTRIBUTION...........................................................2

LEGAL MATTERS..................................................................3

EXPERTS........................................................................3

WHERE YOU CAN FIND MORE INFORMATION............................................3

INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC......................4

                                   THE COMPANY


         Wild Oats is the second largest natural foods supermarket chain in North America. We currently operate 92 stores in 21 states and Canada. We are dedicated to providing a broad selection of high quality natural and gourmet foods and related products at competitive prices in an inviting and educational store environment emphasizing customer service. Our stores range in size from 2,500 to 42,000 gross square feet and feature natural alternatives for virtually every product category found in conventional supermarkets. Wild Oats provides its customers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

         Wild Oats emphasizes unique products not typically found in conventional supermarkets and tailors its product mix to meet the preferences of each store's local market. In addition, we have implemented "A Wild Oats Down to Earth Value" private label line that offers high quality, all-natural items in many product categories at prices competitive with those of similar brand-name items. Our strict quality standards require our products to be minimally processed, free of preservatives, artificial colors and chemical additives and not tested on animals.

         Each of our stores strives to create a fun, friendly and educational store environment that makes grocery shopping enjoyable, encouraging shoppers to spend more time in our stores and to purchase new products. We train our store staff to educate customers as to the benefits and quality of our products, and we prominently feature instructional brochures, newsletters and an in-store information department. In addition, many of our stores offer cafe seating areas, espresso and fresh juice bars and in-store nutritional consultations and massage therapists, all of which emphasize the comfortable and relaxed nature of the Wild Oats shopping experience. We also seek to engender customer loyalty by demonstrating our high degree of commitment to the local community through ongoing programs which provide significant monetary and in-kind contributions to local not-for-profit organizations.

                                 USE OF PROCEEDS

         Except as may otherwise be described in the prospectus supplement relating to an offering of shares, we will use the net proceeds from the sale of shares offered under this prospectus and the prospectus supplement for general corporate purposes. We will determine any specific allocation of the net proceeds of an offering of shares to a specific purpose at the time of the offering and will describe the allocation in the related prospectus supplement.

                              PLAN OF DISTRIBUTION

         The shares being offered may be sold in any one or more of the following ways from time to time:

     o    through agents

     o    to or through underwriters

     o    through dealers

     o    directly by Wild Oats

         The distribution of the shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

         Offers to purchase shares may be solicited by agents designated by Wild Oats. Any agent involved in the offer or sale of the shares will be named, and any commissions payable by Wild Oats to the agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a reasonable best efforts basis for the period of its appointment. The agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, of the securities so offered and sold.

     If shares are sold by means of an underwritten offering, Wild Oats will execute an underwriting agreement with underwriters at the time an agreement for the sale is reached. In that case, the names of the specific managing underwriter or underwriters, as well as any other underwriters, the amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, will be set forth in the prospectus supplement which will be used by the underwriters to make resales of the shares. The underwriters will acquire shares for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Shares may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. Unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters will be obligated to purchase all the shares if any are purchased.

         Wild Oats may grant to the underwriters options to purchase additional shares to cover any over-allotments at the initial public offering price, with additional underwriting commissions or discounts, as may be set forth in the prospectus supplement.

         If a dealer is used in the sale of the shares, Wild Oats will sell the shares to the dealer as principal. The dealer may then resell the shares to the public at varying prices to be determined by the dealer at the time of resale. The dealer may be deemed to be an underwriter, as the term is defined in the Securities Act, of the shares so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement.

     Offers to purchase shares may be solicited directly by Wild Oats and may be sold by Wild Oats directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale. The terms of the sales will be described in the prospectus supplement.

         If described in the prospectus supplement, Wild Oats may authorize agents and underwriters to solicit offers by certain institutions to purchase shares from Wild Oats at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. The delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of shares under delayed delivery contracts accepted by Wild Oats.

     Agents, underwriters, dealers and remarketing firms may be entitled under agreements with Wild Oats to indemnification by Wild Oats against certain liabilities, including liabilities under the Securities Act, or to contribution for payments that the agents, underwriters, dealers and remarketing firms may be required to make.

         Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, Wild Oats and its subsidiaries in the ordinary course of business.


                                  LEGAL MATTERS

         The validity of the common stock offered hereby has been passed upon by Holme Roberts & Owen LLP, Denver, Colorado as counsel for Wild Oats.

                                     EXPERTS

         Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended January 2, 1999, our supplemental combined financial statements (which report contains an explanatory paragraph relating to the pooling of interests with Henry's Marketplace, Inc. as described in note 2 to the supplemental combined financial statements) filed on Form 8-K on September 29, 1999 and the financial statements of Natures Fresh Northwest, Inc. as of and for the year ended February 6, 1999 filed on Form 8-K on June 14, 1999, as amended on August 12, 1999 and August 16, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The report of KPMG LLP, independent certified public accountants, on the financial statements of Henry's Marketplace, Inc. as of and for the fifty-two weeks ended December 27, 1998, has been incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission (the Commission) a registration statement on Form S-3, which encompasses all amendments, exhibits, annexes and schedules thereto under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

         We are subject to the informational requirements of the Securities Exchange Act of 1934 (the Exchange Act) and in accordance therewith we file periodic reports, proxy and information statements and other information filed with the

Commission. The registration statement filed by us with the Commission, as well as such reports, proxy and information statements and other information filed by us with the Commission, are available at the web site that the Commission maintains at http:www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Central Regional Office, 1801 California Street, Suite 4800, Denver, CO 80202-2648. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our common stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning Wild Oats are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

            INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC

     Incorporated by reference in this prospectus are our following filings:

     o    Annual Report on Form 10-K for the fiscal year ended January 2, 1999

     o Quarterly Reports on Form 10-Q for the quarters ended April 3, 1999 and July 3, 199

     o    Definitive Proxy Statement dated April 1, 1999

     o Current Reports on Form 8-K filed on: June 14, 1999, as amended on August 12, 1999 and August 16, 1999; on August 2, 1999; on September 29, 1999; and on October 29, 1999

     o the description of our common stock contained in our registration statement on Form 8-A dated October 17, 1996

     o the description of rights to purchase Series A Junior Participating Preferred Stock contained in our registration statement on Form 8-A dated May 21, 1998

         All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide without charge to each person, including any beneficial owner of common stock, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for such copies should be directed to Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, Colorado 80301 (telephone: (303) 440-5220).

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

     The following table sets forth all the estimated expenses, other than the underwriting discounts and commissions, payable by Wild Oats in connection with the distribution of the common stock being registered.

These expenses will be borne by Wild Oats.


SEC registration fee.............................   $      44,548
NASD filing fees.................................          11,598
Printing fees....................................          25,500
Legal fees and expenses..........................         100,000
Accounting fees and expenses.....................         100,000
Transfer agent and registrar fees................           5,000
Miscellaneous expenses...........................   $      13,354
                                                    -------------
     Total.......................................   $     300,000
                                                    =============

Item 15.   Indemnification of Officers and Directors.

     Under Section 145 of the Delaware General Corporation Law, Wild Oats has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Wild Oats's Bylaws also provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent not prohibited by Delaware law, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Our Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     We have entered into agreements with our directors and certain executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director or officer, provided that such person's conduct was not knowingly fraudulent or deliberately dishonest and did not constitute willful misconduct. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16.  Exhibits

Exhibit
Number          Description of Document
------          -----------------------

4(i).1.(a)      Amended and Restated Certificate of Incorporation of Wild Oats
                (1)
4(i).1.(b)      Certificate of Correction to Amended and Restated Certificate of
                Incorporation of Wild Oats (1)
4(i).1.(c)      Certificate of Designation for Series A Junior Participating
                Preferred Stock of Wild Oats (3)
4(i).1.(d)      Certificate of Amendment to Amended and Restated Certificate of
                Incorporation of Wild Oats*
4(ii).1         Amended and Restated By-Laws of Wild Oats (1)
4.2             Specimen stock certificate (2)
5.1             Opinion of Holme Roberts & Owen LLP*
21.1            List of subsidiaries*
23.1            Consent of PricewaterhouseCoopers LLP*
23.2            Consent of KPMG LLP*
23.3            Consent of Holme Roberts & Owen LLP. Reference is made to
                Exhibit 5.1.
24.1            Power of Attorney **


-------------------
*     Filed herewith.

**   Previously filed.

(1) Incorporated by reference to Wild Oats' Annual Report on Form 10-K for the year ended December 28, 1996 File Number 0-21577).

(2) Incorporated by reference to Wild Oats' Registration Statement on Form S-1 (Number 333-11261).

(3) Incorporated by reference to Wild Oats' Quarterly Report on Form 10-Q for the quarter ended April 3, 1999 (File Number 0-21577).


Item 17.  Undertakings.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Wild Oats hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Wild Oats pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) That, for purposes of determining any liability under the Securities Act, each filing of Wild Oats' annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, Wild Oats certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, County of Boulder, State of Colorado, on the 9th day of November, 1999.


                                  Wild Oats Markets, Inc.

                                  By: /s/ Mary Beth Lewis
                                      ------------------------------------------
                                      Mary Beth Lewis
                                      Vice President of Finance,
                                      Chief Financial Officer and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                   Title                                                Date

                     *
-------------------------------------------                                                      November 9, 1999
     Michael C. Gilliland                   Chief Executive Officer and Director
                                            (Principal Executive Officer)

/s/  Mary Beth Lewis
-------------------------------------------                                                      November 9, 1999
     Mary Beth Lewis                        Vice President of Finance,
                                            Chief Financial Officer and Treasurer
                                            (Principal Financial and Accounting Officer)

                     *
-------------------------------------------                                                      November 9, 1999
     Elizabeth C. Cook                      Executive Vice President and Director

                     *
-------------------------------------------                                                      November 9, 1999
     John A. Shields                        Chairman of the Board

                     *
-------------------------------------------                                                      November 9, 1999
     David M. Chamberlain                   Vice Chairman of the Board

                     *
-------------------------------------------                                                      November 9, 1999
     David L. Ferguson                      Director

                     *
-------------------------------------------                                                      November 9, 1999
     James B. McElwee                       Director

                     *
-------------------------------------------                                                      November 9, 1999
     Brian K. Devine                        Director

                     *
-------------------------------------------                                                      November 9, 1999
     Morris J. Siegel                       Director


*By: /s/ Mary Beth Lewis
     ------------------------------------
     Mary Beth Lewis, as Attorney in Fact